Exhibit 99.1

FOR IMMEDIATE RELEASE
News Release

Media Contact:	Ian McConnell (908) 423-3046	Investor Contact:	Carol Ferguson or Joe Romanelli/ (908) 423-5185

Merck Commences Tender Offer for all Outstanding Shares of
Inspire Pharmaceuticals, Inc.

WHITEHOUSE STATION, N.J., April 15, 2011 – Merck (NYSE:MRK), known as MSD outside the United States and Canada, today announced the commencement of the tender offer for all outstanding shares of Inspire Pharmaceuticals, Inc. (NASDAQ: ISPH) for $5.00 per share in cash without interest and less any applicable withholding taxes.  The tender offer is being made by Monarch Transaction Corp., a wholly owned subsidiary of Merck, pursuant to a previously announced Agreement and Plan of Merger, dated as of April 5, 2011, by and among Merck, Monarch Transaction Corp. and Inspire.  As previously disclosed, Warburg Pincus Private Equity IX, L.P., which owns approximately 28 percent of the outstanding shares of Inspire, has agreed, among other things, to tender all of its shares in the tender offer.
The tender offer is scheduled to expire at 12:00 midnight, New York City time, on May 12, 2011, unless extended in accordance with the definitive agreement and the applicable rules and regulations of the Securities and Exchange Commission (SEC).  Any extension of the tender offer will be followed as promptly as practicable by a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.  The tender offer is subject to customary conditions, including the acquisition by Merck of a majority of the outstanding shares of Inspire common stock on a fully diluted basis and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.
Today, Merck will file with the SEC a tender offer statement on Schedule TO, setting forth in detail the terms of the tender offer.  Inspire will also file today with the SEC a solicitation/recommendation statement on Schedule
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14D-9, setting forth in detail, among other things, the unanimous recommendation of Inspire’s board of directors that Inspire’s stockholders accept the tender offer, tender their Inspire shares pursuant to the tender offer and, if required by applicable law, adopt the Agreement and Plan of Merger and the transactions contemplated thereby.
The Depositary for the tender offer is Computershare, Inc., c/o Voluntary Corporate Actions, P.O. Box 43011, Providence, RI 02940-3011.  The Information Agent for the tender offer is Georgeson Inc., 199 Water Street – 26th floor, New York, NY 10038.  The tender offer materials may be obtained at no charge by directing a request by mail to Georgeson Inc. or by calling toll-free at (800) 279-6913.

About Merck
Today's Merck is a global healthcare leader working to help the world be well.  Merck is known as MSD outside the United States and Canada.  Through our prescription medicines, vaccines, biologic therapies, and consumer care and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions.  We also demonstrate our commitment to increasing access to healthcare through far-reaching policies, programs and partnerships.  For more information, visit www.merck.com.

Notice to Investors
This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to buy the outstanding shares of common stock of Inspire is being made pursuant to a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials filed by Monarch Transaction Corp. with the SEC on April 15, 2011.  Inspire has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the SEC.  The tender offer statement (including the offer to purchase, related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement, as they may be amended from time to time, contain important information that should be read carefully before making any decision to tender securities in the tender offer.  These materials have been or will be sent free of charge to all stockholders of Inspire.  Investors may also obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC's website:  www.sec.gov.  The Schedule TO (including the offer to purchase
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and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement), may also be obtained for free by contacting Georgeson Inc., the information agent for the tender offer, toll-free at (800) 279-6913.

Merck Forward-Looking Statement
This news release includes “forward-looking statements”.  Forward-looking statements are statements that are not historical facts.  Such statements may include, but are not limited to, statements about the benefits of the merger between Merck and Schering-Plough, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the merger of Merck and Schering-Plough will not be realized, or will not be realized within the expected time period; the impact of pharmaceutical industry regulation and health care legislation; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; Merck’s ability to accurately predict future market conditions; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the risk of new and changing regulation and health policies in the United States and internationally and the exposure to litigation and/or regulatory actions.
Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.  Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2010 Annual Report on Form 10-K and the company’s other filings with the Securities and Exchange Commission (SEC) available at the SEC’s Internet site (www.sec.gov).

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